Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

June 1, 2017

Ad hoc-announcement

Ad hoc-announcement pursuant to Article 17 of the Market Abuse Regulation

Linde AG and Praxair, Inc. sign Business Combination Agreement for Merger of Equals

Munich, 1 June 2017 – Today, the Executive Board of Linde AG ("Linde"), with approval of the Supervisory Board, signed a legally binding business combination agreement ("BCA") with Praxair, Inc. ("Praxair") governing the terms and conditions of a merger of equals between the two companies.

The BCA provides for a combination of the businesses of the Linde group and the Praxair group under a publicly traded new holding company (“New Holdco”), which will bear the Linde name. The new holding company will be incorporated in Ireland while its principal governance activities, including board meetings, will primarily be based in the United Kingdom.  Group corporate functions will be appropriately split between Danbury, Connecticut and Munich, Germany to help achieve efficiencies for the combined group. New Holdco will apply for an admission for the trading of its shares on the New York Stock Exchange and on the Frankfurt Stock Exchange and will seek inclusion in the S&P 500 and the DAX 30 indices.

Pursuant to the BCA, Praxair will become a subsidiary of New Holdco through a merger and Linde will become a subsidiary of  New Holdco through a public exchange offer to all shareholders of Linde. Linde shareholders will be offered 1.54 shares in New Holdco for each Linde share and Praxair shareholders will receive one share in New Holdco for each Praxair share. Upon completion of the business combination, and assuming that all of the outstanding Linde shares are tendered in the exchange offer, former Praxair shareholders and former Linde shareholders will each own approximately 50% of the outstanding shares of New Holdco on a fully diluted basis.

The membership in the board of directors of New Holdco will also be split 50% : 50% between Linde and Praxair. Linde's current Chairman of the Supervisory Board, Prof. Dr. Wolfgang Reitzle, will become Chairman of the new holding company's board. Praxair's current Chairman and CEO, Steve Angel, will become CEO and a member of the board of New Holdco. The management team of New Holdco will also be appropriately split between Linde and Praxair executives.

Based on 2016 reported results, the combination would create a leading global company for industrial gases in light of combined (pro forma) revenues of approximately USD 29 billion (EUR 27 billion), prior to adjustments, potential divestures and regulatory limitations, and a market value of approximately USD 70 billion (EUR 66 billion) as of May 31, 2017. The combined company is expected to benefit from approximately USD 1.2 billion (EUR 1.1 billion) in annual synergies and cost reductions, targeted to be achieved in approximately three years following the closing of the business combination. The figures include existing cost reduction programs already initiated by the two companies, including an amount of approximately USD 310 million (EUR 295 million) from Linde's existing LIFT program. Linde understands that the combined company intends to achieve the total amount of synergy and efficiency savings irrespective of the allocation to the respective underlying drivers.

The expected one-time costs of achieving these cost reductions and synergies are estimated to be approximately USD 1.0 billion (EUR 940 million), including transaction costs.

The consummation of the business combination is presumably subject to certain conditions, including the acceptance of the exchange offer to Linde shareholders by a minimum of 75 % of the outstanding Linde shares, the affirmative vote of the holders of a majority of the outstanding Praxair shares as well as receiving necessary antitrust clearances and other required regulatory consents. Closing of the transaction is expected to occur in the second half of 2018.

(Note: Currency spot rate EUR 1.00 : USD 1.052 as per 31 December 2016)

Person making the notification: Dr Frank Herkenhoff, Head of External Communications

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair and Linde, Linde PLC is expected to file a Registration Statement on Form S-4 with the SEC that will include (1) a proxy statement of Praxair that will also constitute a prospectus for Linde PLC and (2) an offering prospectus of Linde PLC to be used in connection with Linde PLC’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the Merger, and Linde PLC will distribute the offering prospectus to Linde shareholders in the United States in connection with Linde PLC’s offer to acquire all of the outstanding shares of Linde. Linde PLC is also expected to file an offer document with BaFin.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other related documents filed by Praxair, Linde and Linde PLC with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval of its publication by BaFin, the offer document will be made available for free at Linde PLC’s Web site at www.lindepraxairmerger.com. Furthermore, the offer document is expected to be made available at BaFin’s Web site at www.bafin.de. Other documents relating to the offer document will also be made available by Linde PLC for free at Linde PLC's Web site at lindepraxairmerger.com.

Further, you may obtain a copy of the offer document (when it becomes available) from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794).

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Linde PLC, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.

Participants in Solicitation

Praxair, Linde, Linde PLC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us.  These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions.  These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results.  Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected.  No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved.  Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s ordinary shares or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Linde PLC may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or Linde PLC’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and Linde PLC’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s website at http://www.sec.gov/. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or Linde PLC has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and Linde PLC on the date hereof, and each of Linde, Praxair and Linde PLC disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.